UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 34696 / September 7, 2022

In the Matter of:

Owl Rock Capital Corporation
Owl Rock Capital Corporation II
Owl Rock Capital Corporation III
Owl Rock Core Income Corp.
Owl Rock Technology Finance Corp.
Owl Rock Technology Finance Corp. II
Owl Rock Technology Income Corp.
Owl Rock Capital Advisors LLC
Owl Rock Technology Advisors LLC
Owl Rock Technology Advisors II LLC
Owl Rock Capital Private Fund Advisors LLC
Owl Rock Diversified Advisors LLC
Owl Rock First Lien Master Fund, L.P.
Owl Rock First Lien Sub-Master Fund 2, L.P.
Owl Rock First Lien Sub-Master Fund Zero, L.P.
Parliament Funding I LLC
Owl Rock First Lien Master Fund II, L.P.
Owl Rock Diversified Lending 2020 Master Fund, L.P.
Owl Rock Unlevered Diversified Lending 2020 Master Fund L.P.
Owl Rock Unlevered Diversified Lending Sub-Master Fund 1, L.P.
Owl Rock Unlevered Diversified Lending Sub-Master Fund 2, L.P.
Parliament Funding III LLC
Owl Rock US Direct Lending SMA 2019 LP
OR Opportunistic DL (C), L.P.
Owl Rock Opportunistic Master Fund I, L.P.
Owl Rock Opportunistic Master Fund II, L.P
OR Opportunistic I (H), L.P.
Owl Rock Access Fund, L.P.
OR Opportunistic Co-Invest II (A), L.P.
ORO II Master Fund I, L.P.
ORO II Master Fund II, L.P.
OR Lending LLC
ORCC Financing II LLC
ORCC Financing III LLC
ORCC Financing IV LLC
Owl Rock CLO I, LLC
Owl Rock CLO I, LTD

Owl Rock CLO II, LLC
Owl Rock CLO II, LTD
Owl Rock CLO III, LTD
Owl Rock CLO IV, LTD
Owl Rock CLO V, LTD
Owl Rock CLO VI, LTD
OR AH I LLC
OR DH I LLC
OR GH I LLC
OR MH I LLC
OR HH I LLC
OR HEH I LLC
OR PCF I LLC
ORCC BC 2 LLC
ORCC BC 3 LLC
ORCC BC 4 LLC
ORCC BC 5 LLC
ORCC BC 6 LLC
ORCC BC 7 LLC
ORCC BC 8 LLC
OR Atlanta MH LLC
OR Garden State MH LLC
OR Jemico MH LLC
OR Long Island MH LLC
OR Midwest MH LLC
OR Toronto MH LLC
OR Lending II LLC
ORCC II Financing LLC
ORCC II Financing II LLC
OR DH II LLC
OR MH II LLC
OR HH II LLC
OR HEH II LLC
OR Long Island MH II LLC
OR Garden State MH II LLC
OR Toronto MH II LLC
OR Midwest MH II LLC
OR Jemico MH II LLC
OR Atlanta MH II LLC
OR PCF II LLC
OR GH II LLC
OR AH II LLC
ORCC II BC 2 LLC
ORCC II BC 3 LLC
ORCC II BC 4 LLC
ORCC II BC 5 LLC

ORCC II BC 6 LLC
ORCC II BC 7 LLC
ORCC II BC 8 LLC
OR Lending III LLC
ORCC III Financing LLC
ORCC III Financing II LLC
OR PCF III LLC
OR AH III LLC
ORCC III BC 2 LLC
ORCC III BC 3 LLC
ORCC III BC 4 LLC
ORCC III BC 5 LLC
ORCC III BC 6 LLC
ORCC III BC 7 LLC
ORCC III BC 8 LLC
ORCIC AH LLC
ORCIC BC 2 LLC
ORCIC BC 3 LLC
ORCIC BC 4 LLC
ORCIC BC 5 LLC
ORCIC BC 6 LLC
OR Lending IC LLC
ORCIC PCF LLC
Core Income Funding I LLC
Core Income Funding II LLC
Core Income Funding III LLC
Core Income Funding IV LLC
OR Tech Lending LLC
OR Tech Financing I LLC
Owl Rock Technology Financing 2020-1
Owl Rock Technology Financing 2020-1 LLC
ORTF Funding I LLC
ORT KB LLC
ORTF BC 1 LLC
ORTF BC 2 LLC
ORTF BC 3 LLC
ORTF BC 4 LLC
OR Tech Lending II LLC
ORTF II BC 1 LLC
ORTF II BC 2 LLC
OR Tech Lending IC LLC
ORTIC BC 1 LLC
ORTIC BC 2 LLC
Tech Income Funding I LLC
ORCIC BC 7 LLC
ORCIC BC 8 LLC

ORCIC BC 9 LLC
Owl Rock CLO VII LLC
ORCIC BC 10 LLC
ORCIC BC 11 LLC
ORCIC BC 12 LLC
ORCIC JV WH LLC
ORCIC JV WH II LLC
ORTF II BC 3 LLC
ORTF II BC 4 LLC
ORTF II BC 5 LLC
Athena Funding I LLC
Athena Funding II LLC
Athena Funding III LLC
ORCC BC 9 LLC
ORCC BC 10 LLC
ORCC BC 11 LLC
ORCC II BC 9 LLC
ORCC II BC 10 LLC
ORCC II BC 11 LLC
ORCC III BC 9 LLC
ORCC III BC 10 LLC
ORTF BC 5 LLC
ORTF BC 6 LLC
OR Diversified Lending (CP), L.P.

399 Park Avenue, 38th Floor
New York, NY 10022

812-15341

ORDER UNDER SECTIONS 17(d) and 57(i) OF THE INVESTMENT COMPANY ACT OF
1940 AND RULE 17d-1 UNDER THE ACT

Owl Rock Capital Corporation, et al. filed an application on May 24, 2022, and an amendment to
the application on July 20, 2022, requesting an order to amend a prior order under sections 17(d)
and 57(i) of the Investment Company Act of 1940 (the "Act") and rule 17d-1 under the Act
("Prior Order"). The Prior Order permitted certain joint transactions otherwise prohibited by
sections 17(d) and 57(a)(4) of the Act and rule 17d-1 under the Act. In particular, the Prior
Order permitted certain business development companies and closed-end management
investment companies (collectively, the "Regulated Funds") to co-invest in portfolio companies
with each other and with certain affiliated investment entities.

On August 10, 2022, a notice of the filing of the application was issued (Investment Company
Act Release No. 34670). The notice gave interested persons an opportunity to request a hearing
and stated that an order disposing of the application would be issued unless a hearing was
ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, as amended, that participation by the Regulated Funds in the proposed transactions is consistent with the provisions, policies and purposes of the Act and is on a basis no less advantageous than that of other participants.

Accordingly,

IT IS ORDERED, under sections 17(d) and 57(i) of the Act and rule 17d-1 under the Act, that the relief requested by Owl Rock Capital Corporation, et al. (File No. 812-15341) is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

J. Matthew DeLesDernier
Deputy Secretary